UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

LOJACK CORPORATION

(Name of Subject Company)

LOJACK CORPORATION

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

539451104

(CUSIP Number of Class of Securities)

Randy L. Ortiz

President and Chief Executive Officer

Jose M. Oxholm

Senior Vice President, General Counsel and Secretary

40 Pequot Way

Canton, MA 02021

(781) 302-4200

(Name, Address and Telephone Number, including area code, of Agent For Service)

With copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

Jacqueline Mercier, Esq.

Goodwin Procter LLP

Exchange Place

53 State Street

Boston, MA 02109

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☑  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of LoJack Corporation (“LoJack” or the “Company”) by CalAmp Corp. (“CalAmp”) pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 1, 2016, by and among the Company, CalAmp, and Lexus Acquisition Sub, Inc., a Massachusetts corporation and a wholly-owned subsidiary of CalAmp (“Acquisition Sub”). These communications include, as described in more detail below:

•	A joint press release by LoJack and CalAmp; and

•	A communication to LoJack’s employees from LoJack’s Chief Executive Officer.

Set forth below is a joint press release issued by LoJack and CalAmp on February 1, 2016.

FOR IMMEDIATE RELEASE

CALAMP TO ACQUIRE LOJACK CORPORATION

Combination Creates Leader in Connected Car Solutions and Vehicle Telematics Applications

with More Than $400 Million in Annual Revenue Expected in Fiscal 2017

Expected to be Accretive to CalAmp Non-GAAP Earnings per Share by $0.15 to $0.25 in First 12 Months

Transaction Value of Approximately $134 Million

OXNARD, CA and CANTON, MA – February 1, 2016-- CalAmp (NASDAQ: CAMP), a leading provider of wireless products, services and solutions, and LoJack Corporation (NASDAQ: LOJN) (“LoJack”), a provider of vehicle theft recovery systems and advanced fleet management solutions, today announced that the companies have entered into a definitive agreement pursuant to which CalAmp will acquire all of the outstanding shares of common stock of LoJack for $6.45 per share in an all cash transaction valued at approximately $134 million.

This transaction, which has been unanimously approved by both companies’ Boards of Directors, will create a leader in connected car solutions and vehicle telematics applications. The combination builds on both companies’ complementary strengths and is expected to accelerate the broad adoption of vehicle telematics technologies and applications around the globe.

“The acquisition of LoJack aligns with our strategy to deliver innovative, next generation connected vehicle telematics technologies, thereby accelerating our roadmap in these large and fast growing markets, while creating value for our customers, partners and shareholders,” said Michael Burdiek, CalAmp’s President and Chief Executive Officer. “By combining with LoJack, we expect to enhance our ability to deliver novel connected vehicle telematics technologies and applications to our global customers. Moreover, we believe that LoJack’s considerable relationships, particularly in the U.S. auto dealer channel, as well as in the commercial space with heavy equipment providers and their international licensee footprint, will create new opportunities for growth and strengthen our competitive position. We are excited to welcome LoJack’s talented team to CalAmp and look forward to realizing the benefits that we expect this transaction to create.”

“This transaction delivers immediate and significant cash value to our shareholders at a substantial premium and represents a successful conclusion to the Board’s review of strategic alternatives to enhance shareholder value,” said Randy Ortiz, LoJack’s President and Chief Executive Officer. “We are proud that CalAmp recognizes LoJack’s success over the last 30 years in creating best-in-class theft recovery solutions and developing strong channel and end customer relationships around the world. With CalAmp as our partner, the LoJack brand will continue to expand beyond our foundational stolen vehicle recovery business by providing our customers and partners with enhanced

CalAmp to Acquire LoJack Corporation

February 1, 2016

product offerings to better protect and manage their assets. We look forward to working with the CalAmp team to ensure a smooth transition and accelerate the strategic initiatives already underway at LoJack as we take our great brand into the future.”

Anticipated Strategic and Financial Benefits of Transaction

•	Creates market leader well-positioned to succeed through powerful combination of best-in-class products with broad market access: CalAmp’s leading portfolio of wireless connectivity devices, software, services and applications, combined with LoJack’s world renowned brand, proprietary stolen vehicle recovery product, unique law enforcement network and strong relationships with auto dealers, heavy equipment providers and global licensees, will create a market leader that is well-positioned to drive the broad adoption of connected car solutions and vehicle telematics technologies and applications worldwide.

•	Provides customers and industry participants in target markets with exciting value proposition: The combined company will offer customers access to integrated, turnkey offerings that enable a multitude of high value applications encompassing vehicle security and enhanced driver safety. Furthermore, the combination of CalAmp’s and LoJack’s technology offerings is expected to provide global customers with connected vehicle applications to help ensure that retail auto dealers remain competitive and relevant in today’s rapidly evolving markets.

•	Accretive transaction and updated business outlook: The transaction is expected to be highly accretive to CalAmp’s earnings in the first 12 months following consummation of the transaction. Based on the estimated timeframe for closing, CalAmp expects consolidated revenue to be in excess of $400 million for its fiscal year ending February 28, 2017, and for LoJack to contribute approximately $10 million in Adjusted EBITDA (earnings before interest, taxes, depreciation, amortization, stock compensation expense and acquisition-related expenses) and $0.15 to $0.25 in Non-GAAP earnings per share to CalAmp’s fiscal 2017 consolidated results. CalAmp’s Non-GAAP earnings per share exclude intangibles amortization, stock compensation expense, acquisition-related expenses, and non-cash income tax expense.

Closing and Approvals

Under the terms of the definitive agreement, a wholly-owned subsidiary of CalAmp will commence a tender offer to acquire all of the outstanding shares of LoJack common stock for $6.45 per share of LoJack common stock tendered. Following completion of the tender offer, the parties will effect a second-step merger pursuant to which all remaining shares of LoJack common stock not tendered in the offer will be converted into the right to receive the same cash price per share as in the offer. The transaction is expected to close during CalAmp’s fiscal 2017 first quarter, subject to customary closing conditions, including regulatory approvals and the tender of a number of LoJack shares that, together with other shares owned or to be acquired by CalAmp and its subsidiaries, represent at least two thirds of the total number of LoJack’s outstanding shares. CalAmp will fund the acquisition with existing cash on hand.

CalAmp to Acquire LoJack Corporation

February 1, 2016

Advisors

Canaccord Genuity is serving as financial advisor to CalAmp, and Gibson, Dunn & Crutcher LLP is serving as its legal counsel. Pacific Crest Securities, a division of KeyBanc Capital Markets Inc., is serving as financial advisor to LoJack, and Goodwin Procter LLP is serving as its legal counsel.

About CalAmp

CalAmp (NASDAQ: CAMP) is a proven leader in providing wireless communications solutions to a broad array of vertical market applications and customers. CalAmp’s extensive portfolio of intelligent communications devices, robust and scalable cloud service platform, and targeted software applications streamline otherwise complex Machine-to-Machine (M2M) deployments. These solutions enable customers to optimize their operations by collecting, monitoring and efficiently reporting business critical data and desired intelligence from high-value mobile and remote assets. For more information, please visit www.calamp.com.

About LoJack Corporation

LoJack Corporation, the company that has helped more than nine million people protect their vehicles in the event of theft over the past 25+ years, today provides safety, security and protection for an ever-growing range of valuable assets and people. Leveraging its core strengths, including its well-known brand, direct integration with law enforcement and dealer distribution network, LoJack Corporation is expanding our business to include our traditional vehicle and equipment theft recovery, people at risk and new telematics-based products and services. LoJack is delivering new telematics-based solutions for on-road and off-road fleet management, as well as dealer inventory management. By expanding our brand beyond stolen vehicle recovery, LoJack Corporation is committed to creating a new level of value for its dealer, licensee, customer and investor communities by delivering innovative offerings and multiple technologies in expanding geographies. For more information, visit www.lojack.com.

Forward-Looking Statements

This release contains forward-looking statements related to the proposed transaction and business combination between CalAmp and LoJack, including statements regarding the benefits and timing of the transaction, as well as statements regarding the companies’ products, markets and growth opportunities. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this release, including the following, among others: the minimum percentage of tendered shares in the tender offer necessary to complete the offer or the second-step merger promptly following the offer; closing of the transaction may not occur or may be delayed; expected synergies and other financial benefits of the transaction may not be realized; integration of the acquisition post-closing may not occur as anticipated; litigation or alternative dispute resolution related to the transaction or limitations or restrictions imposed by regulatory authorities may delay or negatively impact the transaction; the pendency of the transaction may result in disruptions to LoJack’s business and make it more difficult to maintain relationships with employees, customers, vendors and other business partners; delays, disruptions or increased costs in the integration of LoJack’s technology in existing or new products may arise; unanticipated restructuring costs may be incurred; attempts to retain key personnel and customers may not succeed; the business combination or the combined companies’ products may not be supported by third parties; actions by competitors may negatively impact results; and there may be negative changes in general economic conditions in the regions or the industries in which CalAmp and LoJack operate. In addition, please refer to the

CalAmp to Acquire LoJack Corporation

February 1, 2016

documents that CalAmp and LoJack file with the Securities and Exchange Commission (“SEC”) on Forms 10-K, 10-Q, and 8-K, including the specific risk factors included in such filings. These filings identify and address other important risks and uncertainties that could cause events and results to differ materially from those contained in the forward-looking statements set forth in this release. Readers are cautioned not to put undue reliance on these forward-looking statements, and CalAmp and LoJack assume no obligation to update, and do not intend to update, these forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

This release relates to a pending business combination transaction between CalAmp and LoJack. The tender offer referenced in this release has not yet commenced. No statement in this release constitutes an offer to buy, or the solicitation of an offer to sell, any securities. A solicitation and an offer to buy shares of LoJack will be made only pursuant to an offer to purchase and related materials that CalAmp intends to file with the SEC. When the tender offer is commenced, CalAmp will file a Tender Offer Statement on Schedule TO related to the transaction with the SEC and may file amendments thereto, and thereafter LoJack will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. CalAmp and LoJack may also file other documents with the SEC regarding the transaction. This document is not a substitute for Schedule TO, the Schedule 14D-9 or any other document that CalAmp or LoJack may file with the SEC in connection with the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND THE OTHER RELEVANT MATERIALS WITH RESPECT TO THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY INVESTMENT DECISION WITH RESPECT TO THE TRANSACTION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The Tender Offer Statement and Solicitation/Recommendation Statement on Schedule 14D-9 (when available) will be sent free of charge to LoJack’s shareholders. Such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov or by directing such requests to the Information Agent for the tender offer who will be named in the Tender Offer Statement. In addition, copies of LoJack’s filings with the SEC may also be obtained free of charge at the “Investor Relations” section of LoJack’s website at www.lojack.com.

AT CALAMP: Garo Sarkissian SVP, Corporate Development (805) 987-9000	AT ADDO COMMUNICATIONS: Lasse Glassen General Information (424) 238-6249 lasseg@addocommunications.com

CalAmp to Acquire LoJack Corporation

February 1, 2016

AT JOELE FRANK, WILKINSON BRIMMER KATCHER:

Eric Brielmann or Arielle Rothstein, (415) 869-3950

or

Dan Katcher or Joseph Sala, (212) 355-4449

AT LOJACK:

Ken Dumas

SVP, CFO & Treasurer

(781) 302-4322

Set forth below is a letter sent from LoJack’s Chief Executive Officer to LoJack’s employees on February 1, 2016.

Dear LoJack Employees:

Today I am pleased to announce that LoJack and CalAmp Corp. have entered into a definitive agreement to have CalAmp acquire all outstanding shares of LoJack for $6.45 per share in an all-cash transaction. This transaction will not only provide immediate and significant cash value to our shareholders, but with CalAmp as our partner, it provides an exciting opportunity to continue to build our business beyond the foundational Stolen Vehicle Recovery business with a new array of products and services.

Certainly, this opportunity for LoJack would not have been possible without the commitment and dedication of our talented employees around the world. Over the past several years, you have risen to the occasion to overcome many challenges that would have caused a lesser team to lose faith. Your dedication and commitment to our strategic mission is to be admired and I want to thank you for believing that we could collectively build an exciting new future for our Company. In any company it is always the people who make the difference. At LoJack your work over the past few years has reaffirmed for me our core belief that people are our most important asset.

The transaction is subject to customary closing conditions, and is expected to be completed during CalAmp’s fiscal 2017 first quarter. Until the transaction is completed, Lojack and CalAmp will remain two separate companies. During this time, you should continue with business as usual and providing our customers with the same high level of service that they have come to expect from LoJack.

In closing, it continues to be my honor and privilege to serve with you and I am truly excited about the opportunity for you to work with the CalAmp team. Working together we will continue to pursue the strategic initiatives already underway and forge a successful future for this iconic brand.

Sincerely,

Randy L. Ortiz

Important Additional Information

The tender offer for the outstanding common stock of LoJack has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of LoJack common stock, nor is it a substitute for the tender offer materials that CalAmp will file with the Commission upon commencement of the tender offer. At the time the tender offer is commenced, CalAmp will file a tender offer statement on Schedule TO with the Commission, and LoJack will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY LOJACK’S SHAREHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be mailed to LoJack’s shareholders free of charge. The tender offer statement and solicitation/recommendation statement (when available) will be sent free of charge to LoJack’s shareholders. Such materials (and all other offer documents filed with the Commission) will be available at no charge on the Commission’s Web site: www.sec.gov, or by directing such requests to the Information Agent for the tender offer who will be named in the tender offer statement. In addition, copies of LoJack’s filings with the Commission may also be obtained free of charge at the “Investor Relations” section of LoJack’s website at www.lojack.com.

LOJACK’S SHAREHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements related to the proposed transaction and business combination between CalAmp and LoJack, including statements regarding the benefits and timing of the transaction, as well as statements regarding the companies’ products, markets and growth. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

LoJack intends such forward-looking statements to be covered by the Safe Harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of complying with these Safe Harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of LoJack, may be identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “project,” or similar expressions. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from such forward-looking statements. Certain factors which could cause actual results to differ materially from the forward-looking statements include, but are not limited to, the proposed transaction with CalAmp; the minimum percentage of tendered shares in the tender offer necessary to complete the offer or the second-step merger promptly following the offer may not be achieved; the parties’ ability to satisfy the other conditions set forth in the Merger Agreement, including those conditions related to antitrust clearance; the ability of CalAmp to otherwise complete the tender offer and the ability of the parties to consummate the merger; closing of the transaction may not occur or may be delayed; expected synergies and other financial benefits of the transaction may not be realized; integration of the acquisition post-closing may not occur as anticipated; litigation or alternative dispute resolution related to the transaction or limitations or restrictions imposed by regulatory authorities may delay or negatively impact the transaction; the pendency of the transaction may result in disruptions to LoJack’s business and make it more difficult to maintain relationships with employees, customers, vendors and other business partners; general economic conditions and disruptions in the financial, debt, capital, credit or securities markets, changes in the automotive industry and other industries in which LoJack operates; LoJack’s ability to maintain or renew long-term customer contracts; unfavorable results of pending legal proceedings; and those risks set forth in LoJack’s Annual Report on Form 10-K for the year ended December 31, 2014 under “Risk Factors” and in other reports subsequently filed with the U.S. Securities and Exchange Commission (the “Commission”). Except as may be expressly required by law, LoJack undertakes no obligation to update any forward-looking statements, which speak only as of the date of this report. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

Important Additional Information

The tender offer for the outstanding common stock of LoJack has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of LoJack common stock, nor is it a substitute for the tender offer materials that CalAmp and Acquisition Sub will file with the Commission upon commencement of the tender offer. At the time the tender offer is commenced, CalAmp will file a tender offer statement on Schedule TO with the Commission, and LoJack will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY LOJACK’S SHAREHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be mailed to LoJack’s shareholders free of charge. The tender offer statement and solicitation/recommendation statement (when available) will be sent free of charge to LoJack’s shareholders. Such materials (and all other offer documents filed with the Commission) will be available at no charge on the Commission’s Web site: www.sec.gov, or by directing such requests to the Information Agent for the tender offer who will be named in the tender offer statement. In addition, copies of LoJack’s filings with the Commission may also be obtained free of charge at the “Investor Relations” section of LoJack’s website at www.lojack.com.

LOJACK’S SHAREHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.